Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400                                    Fax: 949/673-4525

June 25, 2013

Justin Kisner, Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	First Rate Staffing Corporation

Form 8-K

Form 10-K (for the year ended December 31, 2012)

Filed May 29, 2013

File No. 000-54427

Dear Mr. Kisner:

I am writing on behalf of First Rate Staffing Corporation (the “Company”). The Company is in receipt of your recent comment letter dated June 7, 2013 with respect to the above-referenced filings. The Company is working diligently to address the outstanding comments regarding the Forms 8-K and 10-K.

Per our discussion earlier today, the Company appreciates an extension of the time to respond to comments to the end of Thursday, June 27, 2013. The Company does plan to file the amended documents and responses to comments at that time.

For any questions or concerns in the interim, please do not hesitate to contact Lee Cassidy, Esq. at (202) 387-5400 or me at (310) 709-4338. In addition, we request that electronic copies of any comment letters or other correspondence from the Commission to the Company be forwarded to Lee Cassidy and me at lwcassidy@aol.com and tony@tonypatel.com, respectively.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.

Cassidy & Associates